Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

STATE UNIVERSITY OF NEW YORK
DEFINED CONTRIBUTION RETIREMENT PLAN

**Supplement Dated August 13, 2021 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2021, as amended**

This supplement updates and amends certain information contained in your variable annuity contract prospectus and contract prospectus summary. Please read it carefully and keep it with your contract prospectus and contract prospectus summary for future reference.

_____

> *The following information affects you if you invest in the SUNY Optional Retirement*
> *Plan 401(a) Contract or the New York State Voluntary Defined Contribution Plan Contract.*

Effective November 15, 2021, the product offering for the SUNY ORP 401(a) Plan and the New York State Voluntary Defined Contribution Plan will be known as SUNY ORP (Post 11/15/2021). The prior product offering, which will now be known as SUNY ORP Legacy (Pre 11/15/2021) and New York State Voluntary Defined Contribution Plan Legacy (Pre 11/15/2021) (collectively, the "Legacy Contracts") will close to all new contributions, allocations, and transfers-in. No new monies (other than loan repayments) will be permitted into the Legacy Contracts on or after November 15, 2021. As instructed by SUNY and until you elect otherwise, any amounts directed to the Legacy Contracts on and after November 15, 2021, will automatically be allocated to the new product offering, SUNY ORP (Post 11/15/2021). The variable investment options and fixed interest options available in SUNY ORP (Post 11/15/2021) are described in this Supplement. In addition, the fees and expenses for SUNY ORP (Post 11/15/2021) are described in this Supplement.

> *The following information affects you if you invest in the*
> *SUNY Voluntary Plan Contract.*

Effective November 15, 2021, the 403(b) product offering for the SUNY Voluntary Plan (hereinafter the "SUNY Voluntary Plan Legacy") will close to all new contributions, allocations, and transfers-in. No new monies (other than loan repayments) will be permitted into the SUNY Voluntary Plan product described in the contract prospectus and contract prospectus summary on or after November 15, 2021.

> *The following information affects you if you invest in the SUNY ORP Legacy Contract (Pre 11/15/2021),*
> *New York State Voluntary Defined Contribution Plan Legacy Contract (Pre 11/15/2021), the predecessor*
> *SUNY Optional Retirement Plan 403(b) Contract or the SUNY Voluntary Plan Legacy Contract.*

Effective November 15, 2021, the Mortality and Expense Risk Charge for the Legacy Contracts, the SUNY Optional Retirement Plan 403(b) and the SUNY Voluntary Plan Legacy is reduced as described in this Supplement.

IMPORTANT INFORMATION ABOUT CHANGES
TO THE PROSPECTUS

The second paragraph on the first page of the contract prospectus and contract prospectus summary is deleted in its entirety and replaced with the following:

> **Why Reading This Prospectus Is Important.** Before you participate in the contracts through a retirement plan, you should read this prospectus. It provides facts about the contracts and the available investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contracts are appropriate for their plan. You may participate in the contracts if you are an eligible employee participating in a State University of New York ("SUNY") or New York State Voluntary ("NYSV") defined contribution retirement plan qualified under Sections 401(a) and 414(h) of the Tax Code, or the predecessor SUNY plan, which is qualified under Section 403(b) of the Tax Code (referred to herein as the "SUNY Optional Retirement Plan" or "SUNY ORP"), or the SUNY Voluntary 403(b) Plan (referred to herein as the "SUNY Voluntary Plan"). Keep this document for future reference.

Effective November 15, 2021, the first paragraph under the **CONTRACT PURCHASE AND PARTICIPATION** section in the contract prospectus and contract prospectus summary is deleted in its entirety and replaced with the following:

> **Contracts Available for Purchase.** The contracts available for purchase are group flexible premium deferred variable and fixed annuity contracts that the Company offers in connection with retirement plans under Tax Code Sections 401(a), 403(b), including Roth 403(b), if available, and 414(h). They are designed to fund the SUNY ORP (Post 11/15/2021), SUNY ORP Legacy (Pre 11/15/2021) and the SUNY Voluntary Plan Legacy.

IMPORTANT INFORMATION ABOUT THE FUNDS
AVAILABLE THROUGH THE SUNY ORP POST (11/15/2021) CONTRACT

The subaccounts that invest in the following funds will be available for investment through the contract and added to the contract prospectus and contract prospectus summary on November 15, 2021:

The Funds[1] Available For New Allocations (SUNY ORP Post (11/15/2021))

American Century Investments® Mid Cap Value Fund (Class R6)

American Funds® – American Mutual Fund® (Class R-6)[2]

American Funds® – Capital World Bond Fund® (Class R-6)[2]

American Funds® – EuroPacific Growth Fund® (Class R-6)[2]

American Funds® – New Perspective Fund® (Class R-6)[2]

American Funds® – SMALLCAP World Fund® (Class R-6)[2]

American Funds® – The Growth Fund of America® (Class R-6)[2]

American Funds® – Washington Mutual Investors Fund^SM (Class R-6)[2]

Ariel Fund (Institutional Class)[2]

DFA Inflation-Protected Securities Portfolio (Institutional Class)[2]

DFA Real Estate Securities Portfolio (Institutional Class)[2]

DFA Social Fixed Income Portfolio (Institutional Class)[2]

DFA U.S. Large Company Portfolio (Institutional Class)[2]

Fidelity® 500 Index Fund

Fidelity® Mid Cap Index Fund

Fidelity® Small Cap Index Fund

Franklin Small Cap Value Fund (Class R6)

Invesco Developing Markets Fund (Class R6)[2]

JPMorgan Equity Income Fund (Class R6)[2]

JPMorgan Government Bond Fund (Class R6)[2]

JPMorgan Large Cap Growth Fund (Class R6)

Pax Global Environmental Markets Fund (Institutional Class)

PGIM High Yield Fund (Class R6)

Pioneer Balanced ESG Fund (Class K Shares)

T. Rowe Price Large-Cap Growth Fund (I Class)[2]

Touchstone Small Company Fund (Class R6)

Vanguard® Equity Income Fund (Admiral^TM Shares)

Vanguard® Explorer^TM Fund (Admiral^TM Shares)

Vanguard® Federal Money Market Fund (Investor Shares)

Vanguard® FTSE Social Index Fund (Institutional Shares)

Vanguard® International Value Fund (Investor Shares)

Vanguard® Total International Stock Index Fund (Admiral^TM Shares)

Victory Sycamore Established Value Fund (Class R6)[2]

Voya Intermediate Bond Fund (Class R6)

Voya Large-Cap Growth Fund (Class R6)

Voya MidCap Opportunities Portfolio (Class R6)

Voya Target In-Retirement Fund (Class R6)[3]

Voya Target Retirement 2025 Fund (Class R6)[3]

Voya Target Retirement 2030 Fund (Class R6)[3]

Voya Target Retirement 2035 Fund (Class R6)[3]

Voya Target Retirement 2040 Fund (Class R6)[3]

Voya Target Retirement 2045 Fund (Class R6)[3]

Voya Target Retirement 2050 Fund (Class R6)[3]

Voya Target Retirement 2055 Fund (Class R6)[3]

Voya Target Retirement 2060 Fund (Class R6)[3]

Voya Target Retirement 2065 Fund (Class R6)[3]

VY® T. Rowe Price Capital Appreciation Portfolio (Class R6)

VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class R6)

---

[1] **See the FUND DESCRIPTIONS appendix for more information about the funds.**

[2] This fund is available to the general public, in addition to being available through variable annuity contracts.

[3] These funds are structured as a fund of funds or "master-feeder" funds that invest directly in shares of underlying funds. **See "FEES – *Fund Fees and Expenses*" for additional information.**

IMPORTANT INFORMATION ABOUT THE
SEPARATE ACCOUNT ANNUAL EXPENSES

Effective November 15, 2021, the Mortality and Expense Risk Charge in the **"Current Charges"** table under the **"Separate Account Annual Expenses"** subsection of the **"FEE TABLE"** section in the contract prospectus and contract prospectus summary will be reduced, and the Mortality and Expense Risk Charge for the SUNY ORP (Post 11/1/201) contract will be added to the **"Current Charges"** table. Consequently, effective November 15, 2021, the **"Current Charges"** table in the contract prospectus and contract prospectus summary will be deleted in its entirety and replaced with the following:

Current Charges[12]

	SUNY ORP (Post 11/15/2021) Contract	SUNY ORP Legacy (Pre 11/15/2021) Contract		SUNY Voluntary Plan Legacy Contract	
	All Subaccounts	Voya Government Money Market Portfolio Subaccount	All Other Subaccounts	Voya Government Money Market Portfolio Subaccount	All Other Subaccounts
Mortality and Expense Risk Charge	0.16%	0.00%	0.30%	0.00%	0.35%
Administrative Expense Charge	0.00%	0.25%	0.25%	0.20%	0.20%
Total Separate Account Annual Expenses	0.16%	0.25%	0.55%	0.20%	0.55%

---

[12] We currently charge the amounts shown in these columns; however, we reserve the right to charge up to the maximum amounts shown in the "Maximum Charges" table in the Contract Prospectus and Contract Prospectus Summary.

IMPORTANT INFORMATION ABOUT THE
FIXED PLUS II A ACCOUNT

Effective November 15, 2021, the Fixed Plus Account II A will be added as an investment option through the SUNY ORP (Post 11/15/2021) contract. Accordingly, the following appendix regarding the Fixed Plus Account II A will hereby be added to your contract prospectus and contract prospectus summary:

APPENDIX V
FIXED PLUS ACCOUNT II A
(Available through the SUNY ORP (Post 11/15/2021) Contract)

Effective November 15, 2021, the Fixed Plus Account II A is added as an investment option available through the SUNY ORP (Post 11/15/2021) contract.

Amounts allocated to the Fixed Plus Account II A are held in the Company's general account which supports our insurance and annuity obligations.

Additional information about this option may be found in an endorsement to the contract.

General Disclosure. Interests in the Fixed Plus Account II A have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II A may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account II A has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investments in or transfers to the Fixed Plus Account II A. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II A transfer or withdrawal in the prior 12-month period. Under certain emergency conditions and subject to conditions under state and/or federal law, if applicable, we may defer payment of a withdrawal from the Fixed Plus Account II A for a period of up to six months.

Interest Rates. The Fixed Plus Account II A guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit interest at a current rate that may be higher than the guaranteed minimum interest rate and the current rate may be changed at any time, except that we will not apply a decrease to the current rate following a rate change initiated solely by us prior to the last day of the three-month period measured from the first day of the month in which such change was effective. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II A will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II A will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, which may include mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit, if applicable, has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II A value as a partial withdrawal in each rolling 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option. We reserve the right to impose new or different restrictions and limits applicable to partial withdrawals.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (contracts with the Fixed Plus Account II A option require that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis). We also waive the 20% limit for withdrawals due to your death.

For certain plans and subject to certain conditions we may allow other waivers of the 20% limit on partial withdrawals including, but not limited to, partial withdrawals:
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  - ▷ Financial hardship;
  - ▷ In-service distribution permitted by the plan;
  - ▷ Disability certified by your employer, if applicable, and paid directly to you;
- Due to a loan taken in accordance with the terms of the plan; and
- When the amount in the Fixed Plus Account II A is less than or equal to $5,000.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the 20% limit or any other restriction or limit on partial withdrawals in certain circumstances on a basis that is not unfairly discriminatory.

Unless we agree otherwise, any request for a partial withdrawal that will be taken from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted, then from the Fixed Plus Account II A.

Requests for Full Withdrawals. If the contract holder or you, as applicable, as allowed by the plan and permitted under the contract, request a full withdrawal of your account value or, the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II A with interest, in five annual payments equal to:
- One-fifth of the individual Fixed Plus Account II A value, or the value of all individual accounts, as applicable, in the Fixed Plus Account II A on the day the request is received, reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-third of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you, made during the prior 12 months;
- One-half of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months; and
- The balance of the Fixed Plus Account II A value 12 months later.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II A at any time.

Once a request is received for a full withdrawal, no further withdrawals, loans, or transfers will be permitted from the Fixed Plus Account II A. Your request may be cancelled at any time before the end of the five-year period. If any contributions are received to your account at any time during the five-year payment period, the full withdrawal will be cancelled and your Fixed Plus Account II A installment payments will cease. If your full withdrawal is cancelled (either by your request or due to receipt of a contribution to your account), a new five-year payment period will begin upon any future full withdrawal from the Fixed Plus Account II A.

Waiver of Full Withdrawal Provisions. For certain plans and subject to certain conditions we may waive the Fixed Plus Account II A five-installment payout for full withdrawals made due to one or more of the following:
- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II A value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months;

- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  - ▷ Financial hardship;
  - ▷ In-service distribution permitted by the plan; or
  - ▷ Disability certified by your employer, if applicable, and paid directly to you; and
- Due to a loan taken in accordance with the terms of the plan.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the five installment payout or any other restriction or limit on full withdrawals in certain circumstances.

Unless we agree otherwise, any request for a full withdrawal from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted then from the Fixed Plus Account II A.

Charges. We do not make deductions from amounts in the Fixed Plus Account II A to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers from the Fixed Plus Account II A. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II A in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order. We will reduce amounts allowed for transfer by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II A is $5,000.

If you transfer 20% of your account value held in the Fixed Plus Account II A in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided that no additional amounts are allocated to the Fixed Plus Account II A during the five year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II A value under any systematic distribution option.

Unless we agree otherwise, any request for a transfer from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted then from the Fixed Plus Account II A.

Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II A. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II A values are used for a loan.

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES" and "Interest Rates" above.**

Reinstatement. To the extent permitted under the contract, amounts that would have been reinstated to the closed fixed account, as applicable, may instead be reinstated to the Fixed Plus Account II A.

IMPORTANT INFORMATION ABOUT THE FUNDS

The following is a list of summary information regarding the funds available to the SUNY ORP (Post 11/15/2021) contract, and is added to the **FUND DESCRIPTIONS** appendix in your contract prospectus and contract prospectus summary on November 15, 2021:

Information about the Funds available for New Allocations (SUNY ORP (Post 11/15/2021) Contracts)

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Century Investments® Mid Cap Value Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
American Funds® -- American Mutual Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to strive for the balanced accomplishment of three objectives: current income, growth of capital and conservation of principal.
American Funds® -- Capital World Bond Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide you, over the long term, with a high level of total return consistent with prudent investment management. Total return comprises the income generated by the fund and the changes in the market value of the fund's investments.
American Funds® -- EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® -- New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® -- SMALLCAP World Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® -- The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
American Funds® -- Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Seeks long-term capital appreciation.
DFA Inflation-Protected Securities Portfolio **Investment Adviser:** Dimensional Fund Advisors LP	Provide inflation protection and earn current income consistent with inflation-protected securities.
DFA Real Estate Securities Portfolio **Investment Adviser:** Dimensional Fund Advisors LP	Achieve long-term capital appreciation.
DFA Social Fixed Income Portfolio **Investment Adviser:** Dimensional Fund Advisors LP **Subadvisers:** Dimensional Fund Advisors Ltd. and DFA Australia Limited	Seeks to maximize total returns. Total return is comprised of income and capital appreciation.
DFA U.S. Large Company Portfolio **Investment Adviser:** Dimensional Fund Advisors LP	Seeks, as its investment objective, to approximate the total investment return of the S&P 500® Index.
Fidelity® 500 Index Fund **Investment Adviser:** Fidelity Management & Research Company LLC (FMR) (the Adviser) is the fund's manager. Geode Capital Management, LLC (Geode) serves as a sub-adviser for the fund.	Seeks to provide investment results that correspond to the total return (*i.e.,* the combination of capital changes and income) performance of common stocks publicly traded in the United States.
Fidelity® Mid Cap Index Fund **Investment Adviser:** Fidelity Management & Research Company LLC (FMR) (the Adviser) is the fund's manager. Geode Capital Management, LLC (Geode) serves as a sub-adviser for the fund.	Seeks to provide investment results that correspond to the total return of stocks of mid-capitalization United States companies.
Fidelity® Small Cap Index Fund **Investment Adviser:** Fidelity Management & Research Company LLC (FMR) (the Adviser) is the fund's manager. Geode Capital Management, LLC (Geode) serves as a sub-adviser for the fund.	Seeks to provide investment results that correspond to the total return of stocks of small-capitalization United States companies.
Franklin Small Cap Value Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks long-term total return.
Invesco Developing Markets Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks capital appreciation.
JPMorgan Equity Income Fund **Investment Adviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation and current income.
JPMorgan Government Bond Fund **Investment Adviser:** J.P. Morgan Investment Management Inc.	Seeks a high level of current income with liquidity and safety of principal.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
JPMorgan Large Cap Growth Fund **Investment Adviser:** J.P. Morgan Investment Management Inc.	Seeks long-term capital appreciation.
Pax Global Environmental Markets Fund **Investment Adviser:** Impax Asset Management LLC ("IAM" or the "Adviser") is the investment adviser for the Global Environmental Markets Fund. IAM has engaged Impax Asset Management Ltd. (the "Sub-Adviser" as a sub-adviser to manage the Global Environmental Markets Fund's investments. Impax Asset Management Ltd. has its principal offices at 30 Panton Street, 7th Floor, London, SW1Y4AJ, United Kingdom.	Seek long term growth of capital by investing in innovative companies around the world whose businesses and technologies focus on environmental markets, including alternative energy and energy efficiency; water infrastructure technologies and pollution control; environmental support services and waste management technologies; and sustainable food, agriculture and forestry.
PGIM High Yield Fund **Investment Adviser:** PGIM Investments LLC **Subadvisers:** PGIM Fixed Income and PGIM Limited	Seeks **to maximize current income**. As a secondary investment objective, the Fund will seek **capital appreciation,** but only when consistent with the Fund's primarily investment objective of current income.
Pioneer Balanced ESG Fund **Investment Adviser:** Amundi Asset Management US, Inc.	Capital growth and current income.
T. Rowe Price Large-Cap Growth Fund **Investment Adviser:** T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation through investments in common stocks of growth companies.
Touchstone Small Company Fund **Investment Adviser:** Touchstone Advisors, Inc. **Subadviser:** Fort Washington Investment Advisors, Inc.	Seeks to provide investors with growth of capital.
Vanguard® Equity Income Fund **Investment Advisers:** Wellington Management Company LLC (Wellington Management), The Vanguard Group, Inc. (Vanguard)	Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.
Vanguard® Explorer™ Fund **Investment Advisers:** ArrowMark Colorado Holdings, LLC (ArrowMark Partners), ClearBridge Investment, LLC (ClearBridge), Stephens Investment Management Group, LLC (SIMG), Wellington Management Company LLP (Wellington Management), The Vanguard Group, Inc. (Vanguard)	Seeks to provide long-term capital appreciation.
Vanguard® Federal Money Market Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to provide current income while maintaining liquidity and a stable share price of $1.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Vanguard® FTSE Social Index Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to track the performance of a benchmark index that measures the investment return of large- and mid-capitalization stocks.
Vanguard® International Value Fund **Investment Advisers:** ARGA Investment Management, LP (ARGA), Lazard Asset Management LLC (Lazard), Sprucegrove Investment Management Ltd. (Sprucegrove)	Seeks to provide long-term capital appreciation.
Vanguard® Total International Stock Index Fund **Investment Adviser:** The Vanguard Group, Inc. (Vanguard)	Seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States.
Victory Sycamore Established Value Fund **Investment Adviser:** Victory Capital Management Inc.	Seeks to provide long-term capital growth by investing primarily in common stocks.
Voya Intermediate Bond Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through income and capital appreciation.
Voya Large-Cap Growth Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Target In-Retirement Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Target Retirement 2025 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Fund seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Fund's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Target Retirement 2030 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Fund seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2030. On the Target Date, the Fund's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Target Retirement 2035 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Fund seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Fund's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Target Retirement 2040 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Fund seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2040. On the Target Date, the Fund's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Target Retirement 2045 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Fund seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Fund's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Target Retirement 2050 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Fund seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2050. On the Target Date, the Fund's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Target Retirement 2055 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Fund seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Fund's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Target Retirement 2060 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Fund seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2060. On the Target Date, the Fund's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Target Retirement 2065 Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Fund seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2065. On the Target Date, the Fund's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-584-6001


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.